June 6, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Office of Life Sciences

Re:	Prelude Therapeutics Incorporated

Registration Statement on Form S-3

Filed May 30, 2024

File No. 333-279829

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Prelude Therapeutics Incorporated (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement, as amended, so that such registration statement may become effective at 4:30 p.m. (Washington, D.C. time) on June 10, 2024, or as soon as practicable thereafter.

PRELUDE THERAPEUTICS INCORPORATED

By:	/s/ Bryant D. Lim
Name:	Bryant D. Lim
Title:	Chief Legal Officer, Secretary & Interim Chief Financial Officer

cc:	Richard B. Aldridge, Morgan, Lewis & Bockius LLP

Bryan S. Keighery, Morgan, Lewis & Bockius LLP